Exhibit 99.1

High Tide Receives Approval for Canna Cabana Inc. to Operate in British Columbia

CALGARY, AB, Oct. 12, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (Nasdaq: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets, is pleased to announce that its wholly-owned subsidiary, Canna Cabana Inc., is now provincially licensed to operate in British Columbia (BC), having received due diligence approval from the British Columbia Liquor Distribution Branch (BCLDB). With this approval in hand, Canna Cabana Inc. is now able to proceed with site-specific licence applications. BC is the westernmost province of Canada, situated between the Pacific Ocean and the Rocky Mountains, and is a major global tourist destination, seeing over six million overnight international visitor arrivals in 2019 according to the Tourism Industry Association of BC. With an estimated population of 5.2 million as of 2021, it is also Canada's third-most populous province.

High Tide Inc. October 12, 2021 (CNW Group/High Tide Inc.)

According to a recent study by the Canadian Institute for Substance Use Research (CISUR), legal cannabis sales in British Columbia doubled between 2019 and 2020. The same study also found that in 2020 the BC market saw $290 million in gross revenues.1

"I am delighted to share this very positive news of our approval to operate in the province of British Columbia with our shareholders today. I am very proud of our team's perseverance over the last three years to achieve this major milestone. This approval allows us to expand into Canada's third-most populous province which, being famous for its 'BC Bud', has a long history of accepting cannabis culture and was ground zero for legalization in Canada," said Raj Grover President and Chief Executive Officer of High Tide. "I am thrilled that, very soon, BC residents and tourists will be able to enjoy an unparalleled selection of cannabis and consumption accessories at unbeatable prices through our signature one-stop shop experience. We will be strategic in selecting our BC locations in order to maximize our retail potential for years to come," added Mr. Grover.

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[1] BC legal cannabis sales grow briskly - University of Victoria (uvic.ca)

Grant of Options

Furthermore, High Tide granted 25,000 stock options (the "Options") to certain employees, exercisable for a period of three years.

About High Tide Inc.

High Tide is a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 101 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan, and was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021. High Tide's retail segment features the Canna Cabana, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through CBDcity.com and FABCBD.com as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (Nasdaq: TLRY) and Aurora Cannabis Inc. (TSX: ACB) (Nasdaq: ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. and KushBar Inc. businesses. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 12-OCT-21